HASCO Medical, Inc.

1416 West 1-65 Service Road South

Mobile, AL 36693

Via EDGAR and FedEx

Ms. Tia Jenkins

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

HASCO Medical, Inc.

Form l0-K for Fiscal Year Ended December 31, 2009

Filed on March 31, 2010

Form l0-Q for Fiscal Quarter Ended March 31, 2010

Filed on May 14, 2010

Form 8-K

Filed on May 19, 2009

File No. 000-52422

Dear Ms. Jenkins:

We are in receipt of your comment letter dated December 13, 2010 regarding the above referenced filing. We have been in communication with the Staff and are working to respond to the Staff’s comments contained in the letter dated December 13, 2010 related to the above-referenced filings.  We are requesting additional time to respond to the letter dated December 13, 2010, and expect to have a response filed no later than January 7, 2011.

Sincerely,

/s/ Hal Compton, Jr.

Hal Compton, Jr.

Chief Executive Officer